UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 2020 – 401 West Georgia Street, Vancouver, British Columbia  V6B 5A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the three months ended March 31, 2013

(stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

	Notes		March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents			$500,856	$384,286
Sales taxes recoverable			14,893	47,713
Prepaid expenses and deposits			144,998	51,894
			660,747	483,893
Non-current assets
Equipment	6		20,230	21,595
Total assets			$680,977	$505,488

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8		$685,113	$416,125

Non-current liabilities
Warrants denominated in a foreign currency	7	g	130,201	68,205
Total liabilities			815,314	484,330

Shareholders’ equity (capital deficit)
Common shares	7		8,319,082	8,319,082
Share subscriptions	7		458,935	24,851
Contributed surplus	7		2,078,221	1,910,621
Accumulated deficit			(10,990,575)	(10,233,396)
Total shareholders’ equity (capital deficit)			(134,337)	21,158
Total liabilities and shareholders’ equity (capital deficit)			$680,977	$505,488

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Peter Jensen”
Director	Director

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2013	March 31, 2012
Clinical expenses
Clinical trial costs (Note 8)	$48,287	$171,454

Research expenses
Consulting fees (Note 8)	115,361	65,198
Intellectual property costs	16,232	26,052

General and administrative expenses
Accounting and audit fees	12,261	7,095
Depreciation (Note 6)	1,365	1,368
Consulting fees	27,500	20,000
Insurance	14,842	12,710
Legal fees	7,627	15,876
Marketing and investor relations	18,181	71,671
Office	63,558	33,675
Salaries (Note 8)	175,126	177,384
Stock-based compensation (Notes 7 and 8)	167,600	119,189
Transfer agent and filing fees	3,401	10,840
Travel and promotion	25,149	16,872
Loss before other items	696,490	749,384
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 7g)	61,996	(1,742)
Foreign exchange loss (gain)	(1,307)	3,822
Total comprehensive loss	$757,179	$751,464
Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average shares outstanding	43,325,054	41,002,784

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2013	March 31, 2012

Operating activities
Comprehensive loss	$(757,179)	$(751,464)
Add items not involving cash:
Depreciation	1,365	1,368
Stock-based compensation	167,600	119,189
Change in fair value of warrants	61,996	(1,742)

Changes in non-cash working capital balances:
Sales taxes recoverable	32,820	10,039
Prepaid expenses and deposits	(93,104)	(43,131)
Accounts payable and accrued liabilities	268,988	263,590
Net cash used in operating activities	(317,514)	(402,151)

Investing activities
Purchase of Equipment	-	(1,021)
Net cash used in investing activities	-	(1,021)

Financing activities
Subscriptions received	434,084	25,000
Issuance of common shares	-	1,410,819
Net cash provided by financing activities	434,084	1,435,819

Increase in cash and cash equivalents during the period	116,570	1,032,647

Cash and cash equivalents, beginning of the period	384,286	565,143

Cash and cash equivalents, end of the period	$500,856	$1,597,790

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2013 and 2012 and the year ended December 31, 2012
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2013	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158
Stock based compensation – Note 7	-		-	167,600	-	167,600
Share subscriptions – Note 7b	-	-	434,084	-	-	434,084
Net loss for the period	-	-	-	-	(757,179)	(757,179)
Balance, March 31, 2013	45,025,054	$8,319,082	$458,935	$2,078,221	$(10,990,575)	$(134,337)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2012	43,150,008	$6,266,739	$-	$1,004,932	$(6,870,221)	$401,450
Shares issued for cash at USD $1.50 – Note 7b	942,346	925,300	-	-	-	925,300
Share subscriptions	-	-	25,000	-	-	25,000
Stock based compensation – Note 7	-	-	-	119,189	-	119,189
Net loss for the period	-	-	-	-	(751,464)	(751,464)
Balance, March 31, 2012	44,092,354	$7,192,039	$25,000	$1,124,121	$(7,621,685)	$719,475

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2013 and 2012 and the year ended December 31, 2012
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2012	43,150,008	$6,266,739	$-	$1,004,932	$(6,870,221)	$401,450
Shares issued for cash at USD $1.50 – Note 7b	1,875,046	2,761,093	-	-	-	2,761,093
Warrants denominated in a foreign currency – Note 7g	-	(963,100)	-	-	-	(963,100)
Escrow Release – Note 7f	-	254,350	-	-	-	254,350
Stock based compensation – Note 7e	-		-	905,689	-	905,689
Share subscriptions	-	-	24,851	-	-	24,851
Net loss for the year	-	-	-	-	(3,363,175)	(3,363,175)
Balance, December 31, 2012	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967.  The Company’s reporting jurisdiction is British Columbia.  Its common shares are listed for trading in the United States on the OTCBB, trading under the symbol REPCF and in Canada on the CNSX, trading under the symbol RP.
RepliCel Life Sciences Inc. specializes in autologous cell therapy technologies. The company's foundation is built on its core understanding of the unique biological function of hair follicle cells.

RepliCel Life Sciences Inc. specializes in autologous cell therapy technologies. The company's foundation is built on its core understanding of the unique biological function of hair follicle cells. From that knowledge platform, the company has developed two separate autologous cell therapies. The first is a cellular treatment for androgenetic alopecia (pattern baldness) named RepliCel Hair-01 ("RCH-01"). The second is a cell therapy treatment for chronic tendon injuries named RepliCel Tendon-01 ("RCT-01"). Both treatments are based on RepliCel's innovative technology which utilizes cells isolated from a patient's own healthy hair follicles to address specific cellular deficits associated with the targeted conditions.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the three month period ended March 31, 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2012 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2012 annual financial statements. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated in note 4.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 29, 2013.

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

Certain comparative figures have been reclassified to conform to the current year’s presentation to better reflect and classify the results of operations.

a)	Going Concern of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations.  At March 31, 2013 the Company, is in the research stage, has accumulated losses of $10,990,575 since its inception and expects to incur further losses in the development of its business, has a working capital deficiency of

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)
2.	Basis of Presentation - continued

a)	Going Concern of Operations

$24,366, and requires additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are the same as those that applied to the Company’s 2012 annual financial statements.

4.	Accounting Standards, Amendments and Interpretations

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2013

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2013 or later periods. The following new standards, amendments and interpretations that have been adopted in these interim financial statements have had an effect on the Company’s future results and financial position.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the condensed consolidated interim financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

4.	Accounting Standards, Amendments and Interpretations - continued

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2013 - continued

•	IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

The adoption of IFRS 13 by the Company has had no material impact on the condensed consolidated interim financial statements.  The fair value of the derivative liability has been determined directly by reference to published price quotations in an active market.  Prior to adoption of IFRS 13 the Company measured the derivative liability on the same basis.

•	Amendment to IAS 1 Presentation of Financial Statements

The amendments to IAS 1 revise the presentation of other comprehensive income (OCI). Separate subtotals are required for items which may subsequently be recycled through profit or loss and items that will not be recycled through profit or loss.  The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

b)	Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2013 or later periods. They have not been early adopted in these interim financial statements, are they are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date as indicated below:

•	Amendment to IAS 32 Financial Instruments: Presentations

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The standard is effective for annual periods beginning on or after January 1, 2014. The Company is in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

•	Amendment to IFRS 7, Financial Instruments: Disclosure

Amended standard IFRS 7 Financial Instruments: Disclosures outlines the disclosures required when initially applying IFRS 9 Financial Instruments.  The standard is effective for annual periods beginning on or after January 1, 2015.  The Company is in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

4.	Accounting Standards, Amendments and Interpretations - continued

b)	Standards, Amendments and Interpretations Not Yet Effective - continued

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

5.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel (formerly Newcastle Resources Ltd.) would acquire the issued and outstanding shares of TrichoScience. During the year ended December 31, 2011, 100% of the former TrichoScience shareholders tendered their shares in exchange for RepliCel shares and TrichoScience became a 100% owned subsidiary of RepliCel. The TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee.  The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.

During the period ended March 31, 2013 no performance conditions were met (Year ended December 31, 2012, the performance condition with respect to 500,000 shares had been achieved, and $254,350 representing the fair value of the shares released from escrow was recorded as stock-based compensation.  Compensation expense relating to the transaction date fair value of the remaining 1,700,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period the performance condition is met.

At March 31, 2013, there were 1,700,000 common shares held in escrow (December 31, 2012: 1,700,000 common shares). The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance. Stock based compensation of $Nil (representing the fair value of the shares issued) was recognized for these shares during the period ended March 31, 2013 (March 31, 2012: $nil).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

6.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2012	$14,249	$21,540	$35,789
Additions	-	-	-
Disposals	-	-	-
At March 31, 2013	14,249	21,540	35,789
Depreciation: At December 31, 2012	4,069	10,125	14,194
Charge for the period	509	856	1,365
Elimination on disposal	-	-	-
At March 31, 2013	4,578	10,981	15,559
Net book value at March 31, 2013	$9,671	$10,559	$20,230

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2011	$6,995	$19,704	$26,699
Additions	7,254	1,836	9,090
Disposals	-	-	-
At December 31, 2012	14,249	21,540	35,789
Depreciation: At December 31, 2011	1,868	6,244	8,112
Charge for the year	2,201	3,881	6,082
Elimination on disposal	-	-	-
At December 31, 2012	4,069	10,125	14,194
Net book value at December 31, 2012	$10,180	$11,415	$21,595

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital

a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)      Issued and Outstanding:

During the three months ended March 31, 2013:

(i)
Subsequent to March 31, 2013, the Company completed  private placements totalling of 2,043,555 units at a price of CAD$0.31 per unit for gross proceeds of $633,502, of which $458,935 was included in share subscriptions as at March 31, 2013.  A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the financing.

During the year-ended December 31, 2012:

(i)
The Company completed a private placement of 1,875,046 units at US$1.50 per unit for proceeds of $2,796,740 (US$2,812,569).  A finder’s fee of $35,647 (US$36,000) was paid in cash in connection with the private placement. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing.  As the share purchase warrants are denominated in a currency other than the Company’s functional currency, the fair value of the share purchase warrants is recognized as a derivative liability.  The fair value on issuance was determined to be $963,100.  These warrants have been included in the share warrant data presented in Note 7g.

c)      Stock Option Plans:

(i)
Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share with 1/3 vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years.  Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

(ii)
On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

d)      Fair value of Company Options Issued from January 1, 2012 to March 31, 2013

On June 21, 2012 under the Company Stock Option Plan, 300,000 options were granted to consultants of the Company. The options vest over a period of three years and are exercisable at US$1.10 per share until June 21, 2017.

On April 18, 2012 under the Company Stock Option Plan, 790,000 options were granted to employees and consultants of the Company. The options vest over a period of three years and are exercisable at US$1.50 per share until April 18, 2019. During the year-ended December 31, 2012, 75,000 of these options were forfeited.

On January 3, 2012 under the Company Stock Option Plan, 100,000 options were granted to a consultant of the Company. The options are exercisable at US$2.35 per share and expire on January 3, 2019. The options vest according to specific milestones.

On March 11, 2011, under the Company Stock Option Plan, 1,350,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$1.00 per share and expire on March 11, 2018. The options vest over a three year period.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

Grant Date	Number of Options Outstanding	Risk-free interest rate	Weighted-average expected life	Expected volatility	Expected dividends	Expected forfeiture rate	Fair value
December 22, 2010	1,185,000	2.66%	7 years	81%	Nil	0%	0.17
March 11, 2011	1,350,000	2.88%	7 years	81%	Nil	0%	0.72
January 3, 2012	100,000	1.71%	7 years	81%	Nil	0%	1.01
April 18, 2012	715,000	1.74%	7 years	89%	Nil	0%	1.15
June 21, 2012	300,000	1.26%	5 years	89%	Nil	0%	0.78

                 The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

e)     Stock-based Compensation

The Company recognized a fair value of $167,600, as stock based compensation expense in the statement of comprehensive loss for the three months ended March 31, 2013 for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; (March 31, 2012 - $119,189).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the three months ended March 31, 2013 is as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, January 1, 2012	2,835,000	$	US 0.74
Granted	1,190,000	US 1.47
Exercised	-		-
Forfeited	(300,000)	US 0.50
Cancelled	(75,000)	US 1.50
Outstanding, December 31, 2012	3,650,000	$	US 0.98
Exercisable, December 31, 2012	2,113,750	$	US 0.77

Outstanding, January 1, 2013	3,650,000	$	US 0.98
Granted	-		-
Exercised	-		-
Forfeited	-		-
Cancelled	-		-
Outstanding, March 31, 2013	3,650,000	$	US 0.98
Exercisable, March 31, 2013	2,451,250	$	US 0.80

As at March 31, 2013, the range of exercise prices for options outstanding under the Company Stock Option Plan as at is US$0.50 - US$2.35 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 4.91 years.

        f)      Escrow Shares

Pursuant to the Acquisition described in Note 5, at March 31, 2013:

i)
1,700,000 (December 31, 2012: 1,700,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share.  During the three months ended March 31, 2013, no shares were released from escrow (March 31, 2012: nil). The Company recognized a fair value of $nil, (March 31, 2012: $nil) as stock based compensation expense in the statement of operations for the period.   As at March 31, 2013, an accumulated 1,700,000 shares have been released from escrow (December 31, 2012: 1,700,000).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

f)      Escrow Shares - continued

ii)	10,659,067 (December 31, 2012: 14,499,156) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

a)	15% will be released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);
b)	15% will be released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;
c)	the remaining 10% will be released on the first day of the ninth fiscal quarter after the First Quarter.

As the release of these shares is certain, they have been included in the calculation of loss per share. At March 31, 2013, 14,940,933 shares have been released from escrow (December 31, 2012: 11,100,844).

g)      Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
Outstanding, December 31, 2011	-	$-
February 29, 2012	66,304	US 0.50	March 1, 2014
March 29, 2012	876,042	US 0.50	March 29, 2014
April 18, 2012	502,667	US 0.50	April 18, 2014
April 20, 2012	430,033	US 0.50	April 20, 2014
May 17, 2012	250,000	US 2.00	May 17, 2016
Outstanding, March 31, 2013	2,125,046	$ US 0.68

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

During the three months ended March 31, 2013, the Company amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The warrants entitle holders to purchase an aggregate of 1,875,046 common shares. The assumptions used to determine the fair value of $130,201 at March 31, 2013 were as follows: (1) risk-free rate of 1.14% – 1.21%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 11 – 38 months; (5) share price of US$0.31; and (6) an exercise price of US$0.50 – US$2.00.

The assumptions used to determine the fair value of $68,205 at December 31, 2012 were as follows: (1) risk-free rate of 1.14% – 1.21%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 14 – 41 months; (5) market price of US$0.46; and (6) an exercise price of US$2.00 – US$2.50.

The change in the fair value of the warrants for the three months ended March 31, 2013 was $61,996 (March 31, 2012 – ($1,742)) and was recorded in the condensed consolidated interim statement of comprehensive loss.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital - continued

g)      Warrants denominated in a foreign currency - continued

	March 31, 2013	December 31, 2012
Warrants denominated in a foreign currency, opening balance	$68,205	$-
Fair value of warrants issued	-	1,184,650
Change in fair value of warrants	61,996	(1,116,445)
Warrants denominated in a foreign currency, closing balance	$130,201	$68,205

8.     Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31, 2013	December 31, 2012
Companies controlled by directors of the Company	$33,145	$31,318
Directors or officers of the Company	76,250	21,015
	$109,395	$52,333

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended
	March 31, 2013	March 31, 2012
Clinical trial costs	$2,787	$99,576
Research consulting fees	50,700	36,453
	$53,487	$136,029

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended
	March 31, 2013	March 31, 2012
General and administrative – salaries	$101,250	$90,000
Stock-based compensation	32,970	32,639
	$134,220	$122,639

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

9.      Financial Instruments and Risk Management

As at March 31, 2013, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

• Currency risk
• Credit risk
• Liquidity risk
• Interest rate risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds a significant amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At March 31, 2013 the Company held cash balances of $103,671 (US$102,074) (December 31, 2012: $371,930 or US$373,836). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$1,037 (US$1,021) on the cash balance held at March 31, 2013.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

9.      Financial Instruments and Risk Management - continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at March 31, 2013:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$685,113	$685,113

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Classification	March 31, 2013	December 31, 2012

Cash and cash equivalents	Loans and receivables	$500,856	$384,286
		$500,856	$384,286

Financial liabilities included in the statement of financial position are as follows:

	Classification	March 31, 2013	December 31, 2012
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	$685,113	$416,125

Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	130,201	68,205
		$815,314	$484,330

10.   Commitments

The Company has entered into an operating lease agreement for its office premises.  The term of the lease is for three years with ending on October 31, 2015 and the annual commitments under the lease is as follows:

2013	2014	2015
$110,678	$133,200	$119,550

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013
(Stated in Canadian Dollars)
(Unaudited)

11.   Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to advance its technology.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company considers shareholders equity and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time  without  penalties.

There has been no change in the Company’s approach to capital management during the three months ended March 31, 2013.

12.   Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

13.   Events after the Reporting Date

        Subsequent to March 31, 2013, the Company and an optionee terminated its stock option agreement dated March 11, 2011. As a result, 250,000 Company stock options exercisable at US$1.00 were cancelled.

Subsequent to March 31, 2013, the Company granted 500,000 options to a consultant of the Company. The options vest immediately and are exercisable at $0.41 per share until April 22, 2018.

Subsequent to March 31, 2013, the Company received a proposed assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development (SR&ED) Claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience will receive a refundable investment tax credit in the amount of $148,296.  Once received the SR&ED claim will be recognized as a reduction of research expenses in the statement of comprehensive loss.

REPLICEL LIFE SCIENCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FORM 51-102F1
For the three months ended March 31, 2013

Dated as of May 29, 2013

The following management discussion and analysis of the financial position, results of operations and cash flows of RepliCel Life Sciences Inc. (“the Company”, “RepliCel” or “we”), for the three months ended March 31, 2013 includes information up to and including May 29, 2013 and should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

The financial statements of the Company for the three months ended March 31, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts included in the financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.  The reader is encouraged to review the Company’s statutory filings on the SEDAR website at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this MD&A that do not relate to present or historical conditions are “forward-looking statements”.  Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things, include: the potential of our products, including its potential for success with women; forecasts of expenditures; the sources of financing; expectations regarding our ability to raise capital; our business outlook; plans and objectives of management for future operations; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to our Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Report in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for the business of our Company;
•	a stable competitive environment; and
•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” commencing on page 7, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.  These risks and uncertainties include:

•
negative results from our clinical trials, including that our hair cell replication technology may not work as planned or may not be effective at causing the re-growth of hair follicles or the rejuvenation of damaged, miniaturized follicles;

•	the effects of government regulation on our business;
•	the viability and marketability of our hair cell replication technology;
•	our failure to successfully implement our marketing plan;
•	the development of superior technology by our competitors;
•	the failure of consumers and the medical community to accept our technology as safe and effective;
•	risks associated with our ability to obtain and protect rights to our intellectual property;
•	risks and uncertainties associated with our ability to raise additional capital; and
•	other factors beyond our control.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

OVERVIEW

Nature and History of Operations

The Company was incorporated under the Ontario Business Corporations Act on April 24, 1967.  We are a reporting issuer under the securities laws of the Provinces of British Columbia and Ontario.  We are a foreign private issuer in the United States.  On June 22, 2011, the Company changed its name from Newcastle Resources Ltd. to RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) and its reporting jurisdiction to British Columbia.  Its common shares (the “Common Shares”) are listed for trading in the United States on the OTC Bulletin Board, trading under the symbol REPCF and on the Canadian National Stock Exchange (“CNSX”), trading under the symbol RP.

Overall Performance

RepliCel Life Sciences Inc. is a British Columbia, Canada, Company that is in the business of developing autologous cell therapy for certain diseases affected by cellular deficits.  The diseases being addressed are pattern baldness and tendinosis.  Each disease state is consistent with a deficit of a specific cell type which we believe is critical to normal function.  These technologies carry issued and filed patent applications. Our technology for pattern baldness has the potential to become the world’s first autologous cellular treatment for hair loss in men and women.  This cellular replication and implantation technology is designed to rejuvenate damaged, miniaturized hair follicles in balding scalp skin.  Our treatment for tendinosis has the potential to be the first autologous cell treatment to heal injured tendons that have reached a chronic stage of deterioration.

Our pattern baldness treatment has been developed over ten years of research, experimentation and trials. The mechanics of our technology for the treatment for pattern baldness named RepliCel Hair-01 (“RCH-01”) involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp where healthy cycling hair follicles reside.  Specific cells called dermal sheath cup (“DSC”) cells are isolated from the hair follicles and are then replicated in a current Good Manufacturing Practice (“cGMP”) compliant facility through our proprietary cellular replication process and then reintroduced back into balding areas on a patient’s scalp. The implanted cells are expected to rejuvenate damaged hair follicles leading to the growth of new healthy hair fibers. Our anticipated long-term result is the restoration and maintenance of a patient’s hair.

Our technology for tendinosis has been developed over five years of research, experimentation and trials.  The mechanics of our treatment named RepliCel Tendon-01 (“RCT-01”) involve the extraction of as few as 20 hair follicles from the back of patient’s scalp.  Specific cells called non-bulbar dermal sheath (“NBDS”) cells are isolated from the hair follicles, replicated in a cGMP facility and then reintroduced under ultrasound guidance into the area of damaged tendon.  The cells are expected to initiate and complete the healing of the chronically injured tendon.

RCH-01 Treatment for Pattern Baldness

The product development path of RCH-01 effectively began in 2000/03 when Drs. McElwee and Hoffmann began focusing on DSC cells.  Together they hypothesized that these DSC cells were a reservoir of cells that were responsible for the continued health of the hair follicle and the normal cycling of the hair fiber.  They believed that if these DSC cells were in deficit due to sensitivity to androgen hormones (the cause of pattern baldness), then isolating these same cells from a patient’s own scalp in an area where the cells are unaffected by androgen and moving them to the affected area would resolve the cellular deficit and rejuvenate the hair fibre producing cycle.  Multiple experiments on mice demonstrated that hair follicle DSC cells could induce new follicular growth as well as cause resident hair follicles to grow thicker and longer. The scientists’ landmark study was published in the peer-reviewed Journal of Investigative Dermatology in ©2003. Together, the scientists filed patent applications. To date, patents have been issued in Europe, Australia, and the US, with additional patents pending in Canada, Japan and the US.

These results have led us to believe in the effectiveness of the procedure and its potential to become a solution to hair loss for the hair restoration market. From 2004 to 2007, the developers of our technology planned for human clinical trials and cell culture laboratories, and sourced initial funding. In 2007, the developers of the technology assigned the technology, including the intellectual property, to TrichoScience Innovations Inc. (“TrichoScience”), all of the shares of which we acquired, in stages, between December 2010 and April 2011.

We believe our RCH-01 technology will offer several advantages over current hair loss solutions. Traditional hair transplant surgery requires the surgical removal of a prominent band of hair-bearing scalp from the back of the head. This band is then dissected into hair follicles consisting of one to three hairs which are then implanted into the balding region of the scalp. Often, a number of similar surgical procedures are required to achieve the desired result. In effect, surgical hair transplantation removes and redistributes a patient’s own hair follicles to cover sections of bald scalp, leaving a longitudinal scar across the back of a patient’s scalp where the strip of skin tissue carrying the hair follicles was removed.  In follicular unit extraction (“FUE”) transplants, follicular units are grafted from the donor area separately; leaving the back of the scalp with multiple small round wound marks where the micro extractions have occurred.  The wounds from either procedure may or may not be visible depending on the skill of the surgeon.

In contrast, our technology is designed to replicate a patient’s hair cells to rejuvenate miniaturized hair follicles, to grow from the balding scalp with only a minor single suture closure from the tissue extraction site. We believe there will be minimal pain involved and a short recovery period. Our technology is designed to provide the ability to grow a patient’s own hair back, rather than to redistribute hair follicles from the back of the scalp to the front.

In addition, hair transplantation surgery requires a team of six or more people, including up to four technicians trained in micro-dissection. The surgical procedure takes up to eight hours to complete. Our technology is designed to be fully performed by a single clinician who requires minimal additional training. We expect the time involved in the clinic to be less than thirty minutes for tissue collection and less than one hour for cell injection.

RCT-01 Treatment for Tendinosis

The product development path of RCT-01 effectively began in 2008 when Dr. David Connell began focusing on fibroblast cells isolated from adipose tissue.  Dr. Connell hypothesized that the main underlying reason for chronic tendinosis was a deficit of tenocytes (fibroblasts) in the tendon.  As these fibroblasts are responsible for producing Type-1 collagen, the primary cell type in human tendon, it was theorized that isolation and replication of a source of fibroblasts for injection into the injury site could initiate normalized healing.  Dr. Connell conducted three Phase I clinical trials using this approach producing evidence that treatment of tendinosis with autologous expanded fibroblasts was both safe and effective and should be explored in larger human trials.   Dr. Connell filed patents covering the use of adipose derived fibroblasts for the treatment of tendinosis.  In 2011, RepliCel began collaborating with Dr. Connell on the development of this technology.  RepliCel expanded on Dr. Connell’s approach by isolating fibroblasts from the hair follicle.  This was based on the knowledge that fibroblasts from the dermal sheath of a hair follicle can produce upwards of five times the amount of Type-1 collagen than fibroblasts from adipose tissue as pursued by Dr. Connell.  In 2013, Dr. Connell’s patents were licensed by RepliCel.

Dr. David Connell has conducted three Phase I human pilot clinical trials focusing on each of Achilles, patellar and lateral elbow tendinosis (tennis elbow) using adipose tissue derived fibroblasts. A total of 104 tendons were treated using autologous fibroblast cells.  There were no adverse events related to the cell therapy.  RepliCel intends to initiate Phase II trials, in all three indications, beginning with Achilles tendinosis using our autologous cell product, RCT-01.

The pain and dysfunction associated with tendinosis is currently controlled by many treatment modalities including the use of analgesic and anti-inflammatory medications, rest, physical therapy, orthotics, ergonomic adjustments, laser therapy, prolotherapy, platelet-rich plasma (PRP) injections and surgery.  However, there is currently no therapy to treat the underlying, causative nature of the disease. We believe the reason that chronic tendinosis is not successfully treated is a deficit of healthy fibroblasts to provide the necessary production of Type-1 collagen for the repair of the open interstitial tears in the tendon.  Our treatment is designed to address that cellular deficit in the healing process.

RCH-01 Procedure

Regulatory Environment and Clinical Studies

The process of obtaining marketing authorization for the RepliCel™ procedure requires the collection of a thorough body of information that satisfies requirements set forth by regulators that oversee the safety and efficacy of products sold to the public.  Each jurisdiction has specific regulatory requirements, many of which differ from region to region.

We are developing a clinical and regulatory strategy that will ensure adherence to regulations that will advance the marketing approval of our technology worldwide. As part of this strategy, plans for the following projects are in development:

1.	Completion of a Phase I human clinical trial in Europe; the TS001-2009 trial commenced in December, 2010;
2.	Ongoing research and pre-clinical development to enhance knowledge base of our technology; and
3.	Initiation of Phase II human dosing clinical trials in Europe.

Phase I: TS001-2009

The protocol for the TS001-2009, Phase I study was developed with advice from European Union regulatory authorities responsible for advanced therapy medicinal products (ATMPs) of which our product is one. The clinical trial is designed to test the safety and efficacy of our technology in men and women with androgenic alopecia (“AGA”) through the assessment of the following endpoints:

1.
Primary Endpoint: local safety profile of our technology at the 6-month time point as defined by the incidence, relationship, severity and seriousness of adverse events at the injection sites and local tolerance (as judged by the investigator and patient);

2.	Secondary safety endpoints:
a.	the local safety profile (as defined above) of our technology at the 12 and 24 month time points,
b.	systemic adverse events over the 24-month study,
c.	analysis of macroscopic images of injection sites, and
d.	analysis of histopathological biopsies taken at the 6, 12 and 24 month time points; and

3.	Secondary efficacy endpoint:
a.	difference in hair thickness and hair density between 6 months (Visit 7) and baseline will be calculated using the TrichoScan® procedure.

The protocol, designed in compliance with International Conference on Harmonization guidelines for Good Clinical Practice, underwent thorough scientific and ethical review by the Georgian National Council of Bioethics and approval to conduct the study was granted on October 27, 2010.

Subjects with mild to moderate AGA categorized on the Ludwig Scale (female) or the Norwood scale (male) were enrolled in the study over a 4-month period starting in December 2010. These subjects provided blood samples to confirm their health status and scalp biopsies which were sent to a cGMP-compliant facility with the specific license to manufacture the Issuer’s product in Austria.

Once the manufacturing process was completed, the 19 subjects returned to the clinic to receive blinded injections of their own (autologous) replicated cells in a carrier medium on one part of the scalp, and another injection of carrier medium without replicated cells (placebo) on the other side of the scalp to allow for better assessment of the safety and efficacy of the Issuer’s technology. The final study participant received injections of hair follicle cells in late August 2011, thus marking the end of the treatment phase of TS001-2009.

In the next stage of the TS001-2009 trial, the post-injection follow-up period, subjects returned to the clinic for ten follow-up visits over a 24-month period to have their health closely monitored to ensure that there have been no adverse effects associated with receiving the injections and to determine the efficacy of hair follicle cell injections at stimulating hair growth.  Furthermore, at 6, 12 and 24 months post-injection, four subjects at each time point will provide biopsies of the injection sites for histopathological analysis. The post-injection follow-up period will be completed for all subjects by the end of August 2013.  The total duration of subject participation in the study is approximately 27 months.

Phase I: Six Month Interim Analysis

An interim analysis of data took place in the first quarter of 2012 as all subjects had completed their 6-month follow-up visit. The results of this analysis were released on May 2, 2012.  This data has allowed for analysis of the primary endpoints of the study; assessment of the local (at treatment sites) safety profile of the Company’s product compared to placebo as defined by adverse events with respect to their causality, incidence, severity and seriousness.  Secondary outcome measures of systemic (overall) safety (through review of adverse events in a similar fashion as described above) and efficacy (hair growth at treatment sites) were also performed at this time.  The 6-month interim analysis showed that significantly more subjects (63%) had an increase in hair density of greater than 5% (vs. control) while some subjects had not yet shown an increase at this time point.  These responders averaged an 11.4% change from baseline, including 70% of subjects above 10% (average 14.8%).  The total range of responders was from 6.2% to 19.6%.  The overall average of all treated subjects including responders and non-responders was 6.2% density increase. Final analysis of safety data from the entire 24-month post-injection follow-up period should be available in late 2013. To date, no serious adverse events have been reported post-injection.

The primary protocol objective of the study was to assess the local (at treatment sites) safety profile of injections of autologous DSC cells at six months post-injection compared to placebo.  Secondary protocol objectives were to assess systemic (overall) safety and efficacy (hair growth at treatment sites) at 6 months post-injection and local safety at 24 months post-injection. The six-month interim analysis was designed to provide the Company with safety information to support the regulatory filing for a Phase II clinical trial.  The six-month interim analysis results support the continued development of DSC cells for the treatment of androgenetic alopecia.

Participants of the TS001-09 Phase I will be followed for five years.  The primary objective of the study is to provide long-term safety profile of injections of cultured DSC cells five years after injection compared to control.

Phase II: Proposed Dosing Clinical Trial

RepliCel’s next (Phase II) trial is designed to be a dose-finding study which will assess the number of characterized cells and the appropriate treatment pattern necessary to promote optimal hair growth.  Subject to regulatory approval, the Company is planning a 12-24 month clinical trial that will include multiple subject cohorts studying different doses of DSC cells.  Each subject will be given several different injections, while some cohorts will receive additional injections at subsequent time points.  The Company will also review its standard operating procedures (SOPs) of cell biopsy, cell isolation, cell culture media, cell carrier, and injection media to fine-tune those processes in advance of a regulatory submission for a Phase II dosing trial.

The current draft of the RCH-01-2013 trial is designed as follows:

•	120 male subjects
–	3 injection sites, 1 shaved site per patient as reference
•	Treatment Group (96 subjects)
–	48 treated with single injection (3 different doses)
–	48 treated with repeat injections (3 different doses) at day 1 and day 91
•	Placebo Group (24 subjects)
–	12 treated with single injection (cell carrier medium at 3 locations)
–	12 treated with single injection (cell carrier medium at 3 locations) at day 1 and day 91
•	288 treated data sites
•	72 placebo data sites

The current status of the trial is as follows:

•	November 2012 meeting with the Paul-Ehrlich-Institut (“PEI”); new cell replication protocol reviewed and accepted subject to final review of the Investigational Medicinal Product Dossier (“IMPD”)

•	February 2013 meeting with the PEI; changes to manufacturing standard operating procedures and clinical trial design confirmed subject to final review of the IMPD.

RCT-01 Procedure

RCT-01 is a derivative treatment based on the previous three Phase I clinical trials using autologous fibroblast cells isolated from adipose biopsies.  In RepliCel’s proposed Phase II trial, the source of fibroblasts will be NBDS cells isolated from the patient’s own hair follicles.  The trial will enroll patients whom have failed traditional treatments and whom are otherwise in good health.  A small 6 mm punch biopsy will be taken from the back of the scalp and transported to a GMP facility in Austria.  NBDS cells will be isolated and replicated into the 10’s of millions.  These cells will be frozen and returned to the clinician for injection into the damaged tendon.  In addition to safety, patients will be measured for function and pain as well as changes in tendon thickness, echotexture, interstitial tears and neovascularity.  Measurements will be made at baseline, upon injection, at six weeks, three months and six months to establish the initial data set.  Long-term follow-up will be at twelve months.

Intellectual Property

The success of RepliCel will be highly dependent on the protection of our intellectual property. We are developing a diverse portfolio of intellectual property for the use of stem cells in the treatment of hair loss as well as other medical conditions, and medical devices for the application of such cells.  For example, RepliCel inventors filed an early patent application on the use of hair follicle derived stem cells (see EP 1 509 597 B1) entitled “Method for isolating hair follicle mesenchymal stem cells”.  This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss).  Within this portfolio, there are granted patents in Australia (AU 2003246521), Europe (EP1 509 597 B1) and the United States (8,431,400), which were issued unopposed.  Additional related patent applications are also pending in the United States, Canada and Japan.  RepliCel has also filed patent applications relating to devices for the delivery of therapeutically useful cells, as well as to compositions and methods for repairing tendons.  With respect to tendon repair in particular, RepliCel has developed and filed patent applications relating to compositions and methods suitable for the treatment and repair of tendons utilizing dermal sheath cells.  RepliCel has also licensed a family of patents relating the compositions and uses of dermally derived cells in the treatment of tendons and ligaments.

Plan of Operations

The sections above contain a broad overview of our plan of operations on a go-forward basis.  We intend to specifically focus on continuing our human trials in Europe and preparing for human trials in Canada.  During this time, we will attempt to seek regulatory approval in those areas for our technology.  We also intend to continue to focus on obtaining patents for our technology in various international jurisdictions.  At the same time, we will be taking steps to implement our branding and marketing strategies discussed below under the heading, “Marketing Strategy”.

The Company currently has four full time employees, as well as five contractors.  These employees have expertise in biotechnology management, clinical trials, financial management and communications.

Marketing Strategy Overview

We have launched a branded corporate website which can be viewed at www.replicel.com to provide corporate information and information about our technologies and the progress of our clinical trials. This site acts as our principal marketing and communications tool and, in time, we will add sections appropriate to our targeted key audiences – medical professionals, hair restoration clinics and appropriate professional associations. All marketing and communications efforts will feature a constant internet based strategy which we anticipate will allow us to leverage our technology advantages and brand to generate license sales.

RepliCel is a technology development Company and plans to license the technologies developed rather than to sell product into the market.

Marketing

On January 15, 2013, the Company entered into an arrangement with a Berlin-based investor relations firm, to conduct investor relations activities for the Company and to raise the Company’s profile in the financial marketplace and the financial press using informational reports and public filings of the Company. Pursuant to the terms of the agreement, the Company will pay a monthly fee of €3,500 per month for a period of 12 months.

Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel (formerly Newcastle Resources Ltd.) would acquire the issued and outstanding shares of TrichoScience. During the year ended December 31, 2011, 100% of the former TrichoScience shareholders tendered their shares in exchange for RepliCel shares and TrichoScience became a 100% owned subsidiary of RepliCel. The TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee.  The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.

During the period ended March 31, 2013 no performance conditions were met (Year ended December 31, 2012, the performance condition with respect to 500,000 shares had been achieved, and $254,350 representing the fair value of the shares released from escrow was recorded as stock-based compensation.  Compensation expense relating to the transaction date fair value of the remaining 1,700,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period the performance condition is met.

At March 31, 2013, there were 1,700,000 common shares held in escrow (December 31, 2012: 1,700,000 common shares). The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance. Stock based compensation of $Nil (representing the fair value of the shares issued) was recognized for these shares during the period ended March 31, 2013 (March 31, 2012: $nil).

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the IASB for the three fiscal years ended December 31, 2012, 2011 and 2010.

	Year ended Dec. 31, 2012 (IFRS) (audited)	Year ended Dec. 31, 2011 (IFRS) (audited)	Year ended Dec. 31, 2010 (restated for IFRS) (audited)
Net sales or total revenues	$Nil	$Nil	$Nil
Net loss	$(3,363,175)	$(3,713,439)	$(2,542,525)
Basic and diluted loss per share	$(0.08)	$(0.10)	$(0.12)
Loss attributable to owners of the Parent	$(3,363,175)	$(3,493,960)	$(2,542,525)
Total assets	$505,488	$631,419	$1,308,742
Long-term liabilities	$Nil	$Nil	$Nil
Dividends declared	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

Three months ended March 31, 2013 compared to three months ended March 31, 2012

	Three months ended March 31		Change 2013 to 2012
	2013	2012	Increase/ (Decrease)	Percent Change
Clinical development	48,287	171,454	(123,167)	(72)%
Research and development	131,593	91,250	40,343	44%
General and administrative	516,610	486,680	29,930	6%
Other items	60,689	2,080	58,609	2818%
Total operating expenses	757,179	751,464	5,715	1%

The Company had no revenue from operations during the three months ended March 31, 2013 or 2012.  General and administrative expenses totalled $516,610 for the three months ended March 31, 2013 compared to $486,680 for the three months ended March 31, 2012.  The increase in general and administrative expenses was primarily the result of increased accounting and audit fees (2013: $12,261, 2012: $7,095), consulting fees (2013: $27,500, 2012: $20,000), insurance (2013: $14,842, 2012: $12,710), office (2013: $63,558, 2012: $33,675), and travel and promotion (2013: $25,149, 2012: $16,872).  The increases in accounting and audit fees, consulting fees, insurance, office, and transfer agent and filing fees were due to increased operational activities in 2013.

We recognized a stock based compensation charge of $167,600 for the three months ended March 31, 2013 (2012: $119,189) for stock options granted under the Company stock option plan and founders stock option agreements described above under the heading “Information on RepliCel Life Sciences Inc. – Corporate Information and Important Events – Stock Options”.  The overall increase in stock-based compensation expense in 2013 compared to 2012 was primarily due to the vesting of options granted in Q2 2012.

During the three months ended March 31, 2013, we incurred costs of $48,287 relating to our clinical trials compared to $171,454 in the year ended December 31, 2012.  We incurred research consulting fees of $115,361 and intellectual property costs of $16,232 in 2013 compared to research consulting fees of $65,198 and intellectual property costs of $26,052 in 2012.  These increases were all the result of increased operational activities in 2013 related to our Phase I trial and on-going clinical development.

During the three months ended March 31, 2013 we amended the exercise price of the warrants from $2.50 to $0.50 per share, resulting in an increase to the fair value of the derivative liability of $61,996 (2012: gain $1,742).

We incurred a net loss for the three months ended March 31, 2013 of $757,179 or $0.02 per share on a basic and diluted basis compared to a net loss of $751,464 or $0.02 per share on a basic and diluted basis for the three months ended March 31, 2012.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of our financial results for the eight most recently completed quarters.  The figures for the years ended December 31, 2012 and 2011 are calculated from the Company’s annual consolidated financial statements prepared under IFRS.

	Mar 31, 2013 $	Dec 31, 2012 $	Sept 30, 2012 $	Jun 30, 2012 $	Mar 31, 2012 $	Dec 31, 2011 $	Sept 30, 2011 $	Jun 30, 2011 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	(757,179)	(934,175)	(36,393)	(1,641,143)	(751,464)	(787,883)	(890,773)	(1,137,485)
Basic and diluted loss per share	(0.02)	(0.02)	(0.00)	(0.04)	(0.02)	(0.02)	(0.02)	(0.03)

LIQUIDITY AND CAPITAL RESOURCES

Our consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At March 31, 2013, the Company had not yet earned revenue from its business, had accumulated losses of $10,990,575 since incorporation and expects to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern.  At March 31, 2013, we had negative working capital of $24,366.  Additional working capital will be required for general and administrative expenses and to further our business plans. Subsequent to March 31, 2013, we completed private placements totalling of 2,043,555 units at a price of CAD$0.31 per unit for gross proceeds of $633,502, of which $458,935 was included in share subscriptions as at March 31, 2013. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The Company has financed its operations to date through the issuance of equity.  The continued volatility in the financial equity markets may make it difficult to raise funds by private placements of shares.  There is no assurance that the Company will be successful with its financing ventures.

Operating Activities

During the three months ended March 31, 2013, we used net cash in operating activities of $317,514 compared to $402,151 for the three months ended March 31, 2012.  The decrease in cash used in operating activities was the result of a reduction in marketing and investor relations fees, legal fees and transfer agent and filing fees in 2013.

Investing Activities

During the three months ended March 31, 2013, the net cash used in investing activities was $nil compared to net cash used in investing activities of $1,021 for the three months ended March 31, 2012.

Financing Activities

During the three months ended March 31, 2013, RepliCel received subscriptions totaling $434,084. During the three months ended March 31, 2012, we issued 942,346 Common Shares issued at a price of US$1.50 per unit for proceeds of $1,410,819 (US$1,413,519).  Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing.

OUTSTANDING SHARE DATA

Issued and Outstanding – Common Shares	Number of Shares
Balance, December 31, 2012	45,025,054
Shares issued for cash:
- Private placements at CAD$0.31	2,043,555

Balance, May 29, 2013	47,068,609

Private Placement

Subsequent to March 31, 2013, the Company completed  private placements totalling of 2,043,555 units at a price of CAD$0.31 per unit for gross proceeds of $633,502, of which $458,935 was included in share subscriptions as at March 31, 2013.  A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the financing. Additional working capital will be required for general and administrative expenses and to further our business plans.

Stock Option Plans

Under various stock option agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience during the year ended December 31, 2011.  Each founders’ options was to be exercisable into one common share of TrichoScience at a price of $1 per share, with 1/3 of such options vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years.  Pursuant to the terms of the TrichoScience share exchange agreement, the right to receive TrichoScience shares under these agreements was converted into a right to receive Common Shares of RepliCel from the Founders.  All other terms remained the same.

On December 22, 2010, the Company approved a Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding Common Shares as at the date of the grant.  The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.  On July 9, 2012 the Company and certain optionee’s amended certain provisions of their stock option agreements dated December 22, 2010, to reflect a reduction in the number of stock options granted by the Company to the Optionee. As a result, 300,000 company stock options exercisable at US$0.50 were cancelled.

On March 11, 2011, the Company granted 1,350,000 stock options to directors, officers, employees and consultants. The options vest over a period of three years and each is exercisable into one Common Share at US$1.00 per share until March 11, 2018.

On January 3, 2012, the Company granted 100,000 options to a consultant of the Company. Each option is exercisable into one Common Share at US$2.35 per share until January 3, 2019. The options vest according to specific milestones.

On April 18, 2012, the Company granted 790,000 options to employees and consultants to the Company. The options vest over a period of three years and each is exercisable into one Common Share at US$1.50 per share until April 18, 2019. During the three months ended March 31, 2013, 75,000 of these options were forfeited.

On June 21, 2012 under the Company Stock Option Plan, 300,000 options were granted to a consultant of the Company. The options vest over a period of three years and are exercisable at US$1.10 per share until June 21, 2017.

Subsequent to March 31, 2013, the Company and an optionee terminated its stock option agreement dated March 11, 2011. As a result, 250,000 Company stock options exercisable at US$1.00 were cancelled.

Subsequent to March 31, 2013, the Company granted 500,000 options to a consultant of the Company. The options vest immediately and are exercisable at $0.41 per share until April 22, 2018.

As at May 29, 2013 there are 3,900,000 stock options available for exercise.

Stock Options Outstanding	Number	Weighted Average Exercise Price

Granted December 22, 2010	1,485,000	US$0.50
Granted March 11, 2011	1,350,000	US$1.00
Granted January 3, 2012	100,000	US$2.35
Granted April 18, 2012	790,000	US$1.50
Granted June 21, 2012	300,000	US$1.10
Granted April 22, 2013	500,000	CAD$0.41
Cancelled/forfeited	(625,000)	US$0.82

Balance, May 29, 2013	3,900,000	US$0.91

Share Purchase Warrants

Share Purchase Warrants (“Warrants”) granted in February, March and April 2012 entitle the holder to purchase an additional Common Share at US$0.50 per share for a period of 24 months from the date of grant. Warrants issued May 17, 2012 entitle the holder to purchase an additional Common Share at US$2.00 per share for a period of 48 months from the date of grant.

Warrants issued April 10, 2013 and May 21, 2013 entitle the holder to purchase an additional Common Share at CAD$0.50 per share for a period of 48 months from the date of grant.

As at May 29, 2013 there are 4,168,601 warrants outstanding.

Share Purchase Warrants Outstanding	Number	Weighted Average Exercise Price

Balance, December 31, 2011	-	-
Granted February 29, 2012	66,304	US$0.50
Granted March 29, 2012	876,042	US$0.50
Granted April 18, 2012	502,667	US$0.50
Granted April 20, 2012	430,033	US$0.50
Granted May 17, 2012	250,000	US$2.00
Granted April 10, 2013	1,643,555	CAD$0.50
Granted May 21, 2013	400,000	CAD$0.50

Balance, May 29, 2013	4,168,601	US$0.59

Warrants denominated in a currency other than the Company’s functional currency meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

RELATED PARTY TRANSACTIONS

As at March 31, 2013, included in the accounts payable and accrued liabilities, were $109,395 (March 31, 2012: $52,333) due to directors and/or officers of the Company and/or companies they control or of which they were significant shareholders for accrued clinical trial costs, research consulting fees, general and administrative consulting fees, office and legal fees.  The amounts owing are unsecured, non-interest bearing and due on demand.

During the three months ended March 31, 2013 and 2012, the Company had the following related party transactions:

-	Clinical trial costs of $2,787 (March 31, 2012 - $99,576) were paid to a company owned by a director of the Company;
-	Research consulting fees totalling $50,700 (March 31, 2012 - $36,453) were paid to a director and companies owned by directors and officers of the Company;
-
The Company considers key management to be the Chief Executive Officer, Chief Financial Officer and executive directors. Salaries totalling $101,250 (March 31, 2012 - $90,000) and stock-based compensation totalling $32,970 (March 31, 2012 - $32,639) were paid to key management.

These transactions were in the normal course of operations having been measured at the exchange amount, being the amount established and agreed to by the parties.

OFF BALANCE SHEET ARRANGEMENTS

None.

PROPOSED TRANSACTIONS

None.

EVENTS AFTER THE REPORTING DATE

Subsequent to March 31, 2013, the Company completed  private placements totalling of 2,043,555 units at a price of CAD$0.31 per unit for gross proceeds of $633,502, of which $458,935 was included in share subscriptions as at March 31, 2013.  A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the financing.

Subsequent to March 31, 2013, the Company and an optionee terminated its stock option agreement dated March 11, 2011. As a result, 250,000 Company stock options exercisable at US$1.00 were cancelled.

Subsequent to March 31, 2013, the Company granted 500,000 options to a consultant of the Company. The options vest immediately and are exercisable at $0.41 per share until April 22, 2018.

Subsequent to March 31, 2013, the Company received a proposed assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development (SR&ED) Claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience will receive a refundable investment tax credit in the amount of $148,296.  Once received the SR&ED claim will be recognized as a reduction of research expenses in the statement of comprehensive loss.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 7(d).

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars.  The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 7(g).

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 4 of the annual audited consolidated financial statements for the year ended December 31, 2012.

ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2013 or later periods. The following new standards, amendments and interpretations that have been adopted in these interim financial statements have had an effect on the Company’s future results and financial position.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the condensed consolidated interim financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

•	IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

The adoption of IFRS 13 by the Company has had no material impact on the condensed consolidated interim financial statements.  The fair value of the derivative liability has been determined directly by reference to published price quotations in an active market.  Prior to adoption of IFRS 13 the Company measured the derivative liability on the same basis.

•	Amendment to IAS 1 Presentation of Financial Statements

The amendments to IAS 1 revise the presentation of other comprehensive income (OCI). Separate subtotals are required for items which may subsequently be recycled through profit or loss and items that will not be recycled through profit or loss.  The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2013 or later periods. They have not been early adopted in these interim financial statements, are they are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date as indicated below:

•	Amendment to IAS 32 Financial Instruments: Presentations

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The standard is effective for annual periods beginning on or after January 1, 2014. The Company is in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

•	Amendment to IFRS 7, Financial Instruments: Disclosure

Amended standard IFRS 7 Financial Instruments: Disclosures outlines the disclosures required when initially applying IFRS 9 Financial Instruments.  The standard is effective for annual periods beginning on or after January 1, 2015.  The Company is in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

As at March 31, 2013, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company is exposed through its operations to the following financial risks:

•	Currency risk
•	Credit risk
•	Liquidity risk
•	Interest rate risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds a significant amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At March 31, 2013 the Company held cash balances of $103,671 (US$102,074) (December 31, 2012: $371,930 or US$373,836). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$1,037 (US$1,021) on the cash balance held at March 31, 2013.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at March 31, 2013:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$685,113	$685,113

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

RISKS AND UNCERTAINTIES

Risks Relating to our Business
In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

Our company currently does not generate revenue from its planned operations, and as a result, it faces a high risk of business failure.

We have not generated any revenues from our planned operations to date. As of March 31, 2013, we had accumulated $10,990,575 in losses since inception. Our business is focused on the development of a new hair cell replication technology. In order to generate revenues, we will incur substantial expenses in the development of our business.  We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

Our auditors’ opinion on our December 31, 2012 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $10,990,575 for the cumulative period from September 7, 2006 (inception) to March 31, 2013. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern, as described by our auditors with respect to the financial statements for the year ended December 31, 2011. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

Our business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of our hair cell replication technology.

Our hair cell replication technology is at an early stage of development and we may not develop hair cell replication technology that can be commercialized. We are still in the early stages of identifying and conducting research on our technology. Our technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States or other countries. We may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for our hair cell replication technology, or to commercialize it.  Our technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. Our technology may fail to provide its intended benefit, or achieve benefits equal to or better than our competitor’s products at the time of testing or production and, if so, our business may fail.

Our clinical trials may fail to produce successful results or could be suspended due to unacceptable safety risks, which could cause our business to fail.

Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement, in part because they may be subject to rigorous regulatory requirements. Our products may fail to achieve necessary safety and efficacy endpoints during clinical trials. We believe that our clinical trials will take a substantial period of time to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: unforeseen safety issues; lack of effectiveness during clinical trials; slower than expected rates of patient recruitment; and inability to monitor patients adequately during or after treatment. In addition, we or regulatory officials may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks. If our clinical trials fail to produce successful results, or are suspended due to unacceptable safety risks, our business may fail.

Our success depends on the acceptance of our hair cell replication technology by the medical community and consumers as a safe and effective solution.

The success of our hair cell replication technology will depend on its acceptance by potential consumers and the medical community. Because our technology is new in the treatment of pattern baldness, the long term effects of using our new hair cell replication technology are unknown. The results of short-term clinical trials do not necessarily predict long-term clinical benefit or reveal adverse effects. If results obtained from future commercial experience indicate that our hair cell replication technology is not as safe or effective as other hair restoration treatments, adoption of this technology by consumers and the medical community may suffer and our business will be harmed.

If we are not able to effectively protect our existing intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology.  We currently have registered patents for our hair cell replication technology in Australia and the European Union.  If we are unable to protect our intellectual property, our business may be materially adversely affected. Further, we cannot be sure that our activities do not and will not infringe on the intellectual property rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property or defend ourselves from intellectual property claims made by others, we may face significant expense and liability, as well as the diversion of management’s attention from our business, any of which could negatively impact our business or financial condition.

The successful acquisition and maintenance of patent rights is critical to our business and any failure in this regard could hinder the development and marketing of our technology.

We currently have patent applications pending in the United States and several other countries around the world.  Our pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology.  In the past, our patent applications have experienced delays and our patent applications may be delayed in the future. If others file patent applications or obtain patents similar to those we have licensed, such patents may restrict the use of our discoveries. The risk of third parties obtaining patents and filing patent applications will continue to increase as the hair restoration market expands. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to use such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected technology. If we become involved in patent litigation, it could consume a substantial portion of our resources.

Competitors in the hair restoration and related fields may currently offer, or may develop, superior hair loss solutions which could limit the market for our technology.

The market for hair restoration products and technology is competitive. We expect that some of our most significant competitors will be more established companies. These companies may have greater capital resources or experience in research and development, manufacturing, testing, obtaining regulatory approvals or marketing capabilities.  As a result, our competitors may develop more competitive or affordable products, or achieve earlier patent protection or product commercialization than we are able to achieve. We face competition from companies offering traditional more established products and technologies.

Our company may be subject to changes and uncertainties in laws and government regulations.

Our company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing hair cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our company’s business, or the application of existing laws and regulations to hair cell replication technology, could have a material adverse effect on our company’s business, prospects, financial condition and results of operations.

Risks Relating to our Management

We are dependent on the services of certain key consultants and the loss of any of these key consultants may have a materially adverse effect on our company.

While engaged in the business of developing a new hair cell replication technology, our company’s ability to continue to develop a competitive edge in the marketplace will depend, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel.  Our company’s growth has depended, and in the future will continue to depend, on the efforts of our key management consultants. Loss of any of these people would have a material adverse effect on our company. Currently, our company does not have key-man life insurance.

Conflicts of interest may arise as a result of our company’s directors and officers being directors or officers of other life sciences companies.

Certain of our company’s directors and officers are, or may become, directors or officers of other life sciences companies.  While we are engaged in the business of developing a new hair cell replication technology, such associations may give rise to conflicts of interest from time to time. Our company’s directors are required by law to act honestly and in good faith with a view to our company’s best interests and to disclose any interest that they may have in any project or opportunity of our company. If a conflict of interest arises at a meeting of our company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, our company’s directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time.

Our company’s by-laws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our company’s by-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any loss, damage or expense incurred by our company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our company’s officers and directors and may discourage or deter our shareholders from suing our company’s officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors and officers.

We are a British Columbia, Canada company.  A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States legislation. There is substantial doubt whether an original action based solely upon such civil liabilities could be brought successfully in Canada against any of such persons or our company.

OTHER INFORMATION

The Company’s website address is www.replicel.com. Other information relating to the Company may be found on SEDAR at www.sedar.com

BOARD APPROVAL

The board of directors of the Company has approved this MD&A

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, David Hall, President & Chief Executive Officer of RepliCel Life Sciences Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of RepliCel Life Sciences Inc., (the “issuer”) for the interim period ended March 31, 2013.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 29, 2013

   /s/   “David Hall”

David Hall
President & Chief Executive Officer
RepliCel Life Sciences Inc.

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Tom Kordyback, Chief Financial Officer of RepliCel Life Sciences Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of RepliCel Life Sciences Inc., (the “issuer”) for the interim period ended March 31, 2013.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 29, 2013

  /s/   “Tom Kordyback”

Tom Kordyback
Chief Financial Officer
RepliCel Life Sciences Inc.

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

    /s/ “Gemma Bayley”
Gemma Bayley, Secretary
Date:  May 29, 2013